SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

QUATTOR PETROQUÍMICA S.A.	BRASKEM S.A.
Corporate Taxpayer ID (CNPJ/MF): 04.705.090/0001-77	Corporate Taxpayer ID (CNPJ/MF): 42.150.391/0001-70
Publicly Held Company	Publicly Held Company

NOTICE TO THE MARKET

Braskem S.A. (“Braskem”) and its subsidiary Quattor Petroquímica S.A. (“Quattor Petroquímica”) announce to shareholders and the general market that the Stock Tender Offer carried out by Braskem involving the acquisition of the common and preferred shares issued by Quattor Petroquímica was settled on today's date, in accordance with Article 254-A of Federal Law 6404/76 (“Stock Tender Offer”).

In the Stock Tender Offer, Braskem acquired 224,598 preferred shares issued by Quattor Petroquímica, corresponding to approximately 14.5% of the outstanding shares in Quattor Petroquímica.

The price paid per common and preferred share in the Stock Tender Offer was R$7,91  (seven reais and ninety-one cents), already considering the adjustment for the variation in the SELIC rate, with a reduction of five Brazilian centavos and fraction (R$0.057732991) in the case of shareholders holding the shares acquired in the Stock Tender Offer on the date on which Quattor Petroquímica declared dividends, in other words April 30, 2010, in accordance with the terms of the Stock Tender Offer Notice.

The Companies also informed, complementing the information in the Material Fact disclosed on December 7, 2010, that the holders of common and preferred shares in Quattor Petroquímica dissenting from the resolution taken by the general meeting approving the merger by Braskem of stock issued by Quattor Petroquímica called for December 27, 2010, will enjoy the right to withdraw from the Company and will be entitled to the reimbursement of their shares at the same price per share paid in the Stock Tender Offer, in accordance with the above terms. The price per share paid in the Stock Tender Offer is greater than the net book value per share of Quattor Petroquímica calculated based on the last approved balance sheet, which has a base date of December 31, 2009.

Additional information regarding the general meeting that will deliberate on the merger by Braskem of stock issued by Quattor Petroquímica and on the conditions for withdrawal rights will be made available to shareholders and the general market in the Notice to Shareholders that will be disclosed after the conclusion of said meeting.

São Paulo, Brazil, December 16, 2010

Marcela Drehmer Investor Relations Officer Braskem S.A.	Luciana Paulo Ferreira Investor Relations Officer Quattor Petroquímica S.A.

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.